宇信易诚
Yucheng Technologies Limited

By Edgar Filing

Kari Jin, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 5, 2008
File No. 1-33134

Dear Ms. Jin:

Yucheng Technologies Ltd. is in receipt of your letter dated August 21, 2008, in which the Staff requests information about certain of the company disclosures in its Annual Report on Form 20-F. Certain comments may require amendment to the Annual Report.

Thank you for discussion the timing of the response with our attorney.

Given the breadth of some of the points raised by the Staff, the 10 day deadline cannot be met. The company needs additional time to consult with its accountants and attorneys to prepare responses. The company believes that it will be able to respond to the letter by September 23, 2008. We understand that this current time estimate for a written response is acceptable.

Sincerely,

Remington Hu,
Chief Financial Officer

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